UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

DEER VALLEY CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Florida	000-05388	20-5256635
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3030 N. Rocky Point Drive W, Suite 150, Tampa, FL 33607

(Address of Principal Executive Offices)    (Zip Code)

(813) 418-5250

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if changed since last report)

Table of Contents

DEER VALLEY CORPORATION

SCHEDULE 14f-1

Unless otherwise indicated or the context otherwise requires, all references below in this Schedule 14f-1 to “we,” “us,” “Deer Valley” and the “Company” are to Deer Valley Corporation, a Florida corporation.

DEER VALLEY CORPORATION

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

DEER VALLEY IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY DEER VALLEY’S STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT PROVIDED PURSUANT TO RULE 14F-1.

ITEM 1.	SUMMARY

This Information Statement is being furnished to the holders of record on September 15, 2014 of the outstanding shares of common stock, par value $.001 per share (the “Common Stock”), of Deer Valley Corporation, a Florida corporation (the “Company”). This Information Statement is furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement is being furnished pursuant to Rule 14f-1 in anticipation of the election by the members of the Board of Directors of the Company (the “Board”) of Timothy E. Brog, Kevin A. Cavanaugh, Julius Bloomston, and Damien J. Park to fill four (4) vacancies on the Board.

On September 3, 2014, Peerless Systems Corporation, a Delaware corporation (“Peerless”), Vicis Capital Master Fund, a Cayman Island unit trust managed by Vicis Capital, LLC (“Vicis”), and the Company entered into a Stock Purchase Agreement (the “SPA”). Pursuant to the terms and conditions of the SPA, Vicis and the Company have agreed to sell, and Peerless has agreed to purchase, collectively 12,436,458 shares of Deer Valley’s Common Stock, representing approximately eighty percent (80%) of its issued and outstanding shares, for an aggregate purchase price of $3,681,900. The Company anticipates that Messrs. Masters and Giordano will resign from the Board effective as of the date of the closing of the transactions contemplated by the SPA (the “Effective Date”). In addition, the Board has voted to increase the size of the Board from five (5) members to seven (7) members.

The description of the foregoing transaction does not purport to be complete and is qualified in its entirety by the terms of the SPA filed as an exhibit to the Current Report on Form 8-K that was filed by Peerless with the Securities and Exchange Commission (the “SEC”) on September 3, 2014. In the event that the SPA is not consummated, the change in Company directors contemplated in this Information Statement may not take place.

The change of directors will occur at or about the Effective Date. A stockholder vote is not required and will not be taken with respect to the appointment of the new directors. You are not required to take any action with respect to the appointment of the new directors.

This Information Statement is being provided pursuant to Rule 14f-1 solely for informational purposes and not in connection with a vote of the Company’s stockholders. This Information Statement is furnished to provide background information concerning Messrs. Brog, Cavanaugh, Bloomston, and Park, the individuals that the Company anticipates will be appointed to fill the four (4) vacancies on the Board caused by the resignation of two (2) members of the Board and the increase in the size of the Board. In accordance with the bylaws of the Company, Messrs. Brog, Cavanaugh, Bloomston, and Park will serve until their successors shall have been elected and qualified, or until their earlier resignation, removal from office, or death.

The information with respect to Messrs. Brog, Cavanaugh, Bloomston, and Park contained in this Information Statement has been furnished to the Company by the nominees for director, and the Company has relied on this information for its accuracy.

ITEM 2.	VOTING SECURITIES

The Company had 100,000,000 shares of Common Stock, par value $0.001 per share, authorized as of September 15, 2014. The Company had 17,786,184 shares of Common Stock issued as of September 15, 2014, of which 15,401,387 shares of Common Stock were outstanding and 2,384,797 shares of Common Stock were held by the Company as treasury stock. All shares of outstanding Common Stock are entitled to be voted at a meeting of security holders (or by written consents or authorizations if no meeting is held). The Company has no other outstanding classes of stock entitled to vote. This Information Statement is being provided pursuant to Rule 14f-1 solely for informational purposes. There will be no vote of the Company’s stockholders related to the matters disclosed herein.

ITEM 3.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

A. PRIOR TO THE EFFECTIVE DATE

The following table sets forth certain information with respect to the beneficial ownership of our securities as of September 18, 2014 by (i) each person who is known by us to beneficially own more than five percent (5%) of any class of our securities; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group. Unless otherwise indicated, the persons named in the following table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Title of Class	Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class(2)
5% Security Holders

Common Stock	Vicis Capital Master Fund	12,310,458 Direct Ownership(3)	79.9%

Officers and Directors

Common Stock; Common Stock issuable upon conversion of derivative securities	Charles G. Masters, Member of the Board of Directors of Deer Valley Corporation, Chief Executive Officer and President of the Deer Valley Corporation	50,588 Direct/ Indirect (4)	*

Common Stock	Joel Stephen Logan, II, Member of the Board of Directors of Deer Valley Corporation and of DVH, President of DVH	216,328 Direct Ownership	1.4%

Common Stock	Charles L. Murphree, Jr., Member of the Board of Directors of Deer Valley Corporation and of DVH, Executive Vice President and General Manager of DVH	144,353 Direct Ownership	*

Common Stock

John Steven Lawler,

Member of the Board of Directors of Deer Valley Corporation and of DVH, Chief Financial Officer and Executive Vice President of Deer Valley Corporation and Chief Financial Officer of DVH

		72,178 Direct Ownership	*

Common Stock	John N. Giordano Member of the Board of Directors of Deer Valley Corporation (5)	0	0%

Common Stock	All executive officers and directors as a group (5 persons)	483,447	3.1%

*	Less than 1%.
(1)	Unless otherwise indicated, the mailing address of our directors and executive officers is c/o Deer Valley Corporation, 205 Carriage St., Guin, Alabama 35563.
(2)

Applicable percentage of ownership is based on 15,401,387 shares of common stock (excluding 2,384,797 shares of treasury common stock) being issued and outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting of investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such persons, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise noted, we believe that all shares are beneficially owned and that all persons named in the table have sole voting and investment power with respect to all shares of common stock owned by them.
(3)	Vicis Capital LLC serves as the investment advisor to Vicis Capital Master Fund. For purposes of Rule 13d-3 under the Exchange Act, Vicis Capital LLC may be deemed to beneficially own, but has disclaimed ownership of, all shares owned by Vicis Capital Master Fund. The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time. John Succo and Sky Lucas have voting and dispositive control over these securities. No single natural person can exercise voting or investment power with respect to the securities owned by Vicis Capital Master Fund, and investment decisions with respect to these securities are made by a majority of these persons. The address for Vicis Capital Master Fund is 445 Park Avenue, Suite 1901, New York, New York 10022.
(4)	Consists of (a) 14,498 common shares directly owned by Charles G. Masters and (b) 36,090 common shares owned by Charles Masters’ spouse. Charles G. Masters disclaims beneficial ownership of securities owned by his spouse, except to the extent of his pecuniary interest therein, and the inclusion of these shares in this filing shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose. The mailing address for Mr. Masters is 3030 N. Rocky Point Drive W, Suite 150, Tampa, FL 33607.
(5)	The address for Mr. Giordano is 1801 N. Highland Ave., Tampa, Florida 33602.

B. AFTER THE EFFECTIVE DATE

The following table sets forth certain information with respect to the beneficial ownership of our securities after the Effective Date by (i) each person who is known by us to beneficially own more than five percent (5%) of any class of our securities; (ii) each of the officers and directors; and (iii) all of the officers and directors as a group. Unless otherwise indicated, the persons named in the following table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Title of Class	Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class(2)
5% Security Holders

Common Stock	Peerless Systems Corporation	12,436,458 Direct Ownership(3)	80.1%

Officers and Directors

Common Stock	Timothy E. Brog, Member of the Board of Directors of Deer Valley Corporation,	12,436,458 Direct Ownership(4)	80.1%

Common Stock	Kevin A. Cavanaugh, Member of the Board of Directors of Deer Valley Corporation,	0	0%

Common Stock	Julius Bloomston, Member of the Board of Directors of Deer Valley Corporation	0	0%

Common Stock	Damien J. Park, Member of the Board of Directors of Deer Valley Corporation	0	0%

Common Stock	Charles G. Masters, Chief Executive Officer and President of the Deer Valley Corporation	50,588 Direct/ Indirect (5)	*

Common Stock	Joel Stephen Logan, II, Member of the Board of Directors of Deer Valley Corporation and of DVH, President of DVH	216,328 Direct Ownership	1.4%

Common Stock	Charles L. Murphree, Jr., Member of the Board of Directors of Deer Valley Corporation and of DVH, Executive Vice President and General Manager of DVH	144,353 Direct Ownership	*

Common Stock

John Steven Lawler,

Member of the Board of Directors of Deer Valley Corporation and of DVH, Chief Financial Officer and Executive Vice President of Deer Valley Corporation and Chief Financial Officer of DVH

		72,178 Direct Ownership	*

Common Stock	All executive officers and directors as a group (8 persons)	12,919,905	83.9%

*	Less than 1%.

(1)	Unless otherwise indicated, the mailing address of our directors and executive officers is c/o Deer Valley Corporation, 205 Carriage St., Guin, Alabama 35563.
(2)	Applicable percentage of ownership is based on 15,401,387 shares of common stock (excluding 2,384,797 shares of treasury common stock) being issued and outstanding. Beneficial ownership is determined in accordance with the rules of the Security and Exchange Commission and generally includes voting of investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such persons, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise noted, we believe that all shares are beneficially owned and that all persons named in the table have sole voting and investment power with respect to all shares of common stock owned by them.
(3)	The Board of Directors of Peerless Systems Corporation has voting and dispositive control over these shares of Common Stock owned by Peerless Systems Corporation. No single natural person can exercise voting or investment power with respect to these shares, and investment decisions with respect to these shares are made by a majority of these persons then serving on the Board of Directors of Peerless Systems Corporation. The address for Peerless Systems Corporation, 1055 Washington Blvd., 8th Floor, Stamford, Connecticut 06901.
(4)	Timothy E. Brog is the Chairman of the Board of Directors of Peerless Systems Corporation and Chief Executive Officer of Peerless Systems Corporation. Under Rule 13d-3 of the Exchange Act, Mr. Brog is deemed to have shared voting and investment power with the other members of the Board of Directors of Peerless Systems Corporation for the 12,436,458 shares of Common Stock owned by Peerless Systems Corporation. For purposes of Rule 13d-3 under the Exchange Act, Mr. Brog may be deemed to beneficially own, but has disclaimed ownership of, all shares owned by Peerless Systems Corporation. The address for Mr. Brog is c/o Peerless Systems Corporation, 1055 Washington Blvd., 8th Floor, Stamford, Connecticut 06901.
(5)	Consists of (a) 14,498 common shares directly owned by Charles G. Masters and (b) 36,090 common shares owned by Charles Masters’ spouse. Charles G. Masters disclaims beneficial ownership of securities owned by his spouse, except to the extent of his pecuniary interest therein, and the inclusion of these shares in this filing shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose. The mailing address for Mr. Masters is 3030 N. Rocky Point Drive W, Suite 150, Tampa, FL 33607.

ITEM 4.	CHANGES IN CONTROL

On September 3, 2014, Peerless, Vicis and the Company entered into the SPA. Pursuant to the terms and conditions of the SPA, Vicis and the Company have agreed to sell, and Peerless has agreed to purchase, collectively 12,436,458 shares of Deer Valley’s Common Stock, representing approximately eighty percent (80%) of its issued and outstanding shares, for an aggregate purchase price of $3,681,900 (the “Purchased Shares”). The Purchased Shares are comprised of 12,310,458 shares owned by Vicis and 126,000 shares held in treasury by the Company. The transaction contemplated by the SPA is expected to close prior to September 30, 2014 and is contingent upon satisfaction of customary closing conditions and consents. The source of funds for the purchase price is from cash-on-hand of Peerless.

A change in control of the Board of Directors of the Company is expected to occur as a result of the transactions contemplated by the SPA. Following the Effective Date and the expiration of the ten (10) day period in accordance with Section 14(f) of the Exchange Act, the Company anticipates that the Board will be comprised of Timothy E. Brog, Kevin A. Cavanaugh, Julius Bloomston, John Steven Lawler, Damien J. Park, Charles L. Murphree, and Joel Stephen Logan, II.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

Following the Effective Date, the following persons will be our directors and officers:

Name	Age	Position
1. Timothy E. Brog	50	Director
2. Kevin A. Cavanaugh	43	Director
3. Julius Bloomston	47	Director
4. John Steven Lawler	46	Director
5. Damien J. Park	42	Director
6. Charles L. Murphree, Jr.	53	Director
7. Joel Stephen Logan, II	46	Director

The following is a brief summary of the background of each director and officer including their principal occupation during the five (5) preceding years. All directors will serve until their successors are elected and qualified or until they are removed.

1. Timothy E. Brog, age 50, has been the Chairman of the Board of Directors of Peerless since June 2008, Chief Executive Officer of Peerless since August 2010 and a director of Peerless since July 9, 2007. Mr. Brog was the Managing Director of Locksmith Capital Management LLC, the portfolio manager to Locksmith Value Opportunity Fund LP, from September 2007 to August 2010 and the Managing Director of E2 Investment Partners LLC, a special purpose vehicle to invest in Peerless, from March 2007 to July 2008. Mr. Brog was President of Pembridge Capital Management LLC, the portfolio manager of Pembridge Value Opportunity Fund LP, a deep value activist hedge fund, from June 2004 to September 2007. Mr. Brog was the Managing Director of The Edward Andrews Group Inc., a boutique investment bank, from 1996 to 2007. From 1989 to 1995, Mr. Brog was a corporate finance and mergers and acquisitions associate of the law firm, Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Brog received a J.D. from Fordham University School of Law in 1989 and a B.A. from Tufts University in 1986. Mr. Brog is a Director of Peerless and Eco-Bat Technologies Limited. Mr. Brog’s legal, investment banking and value investment experience position him well to serve as a director of Deer Valley.

2. Kevin A. Cavanaugh, age 43, is the Director of Communications and Public Affairs at The Leona M. And Harry B. Helmsley Charitable Trust (the “Trust”), a $5 billion philanthropic foundation that funds health, education and a range of place-based initiatives. Mr. Cavanaugh joined the Trust in late 2012 and is a member of its five (5) person senior leadership team. Previously, he spent eleven (11) years at the global law firm of Davis Polk & Wardwell LLP as the Director of Business Development, leading the firm’s client acquisition, marketing and communications functions. As a member of the executive staff, he was part of the leadership team that launched new practices in Corporate Governance and Dodd-Frank Regulation and new offices in Beijing, São Paulo and Madrid. Prior to Davis Polk, he was the Director of Communications at Winstar Communications, where he led all communications efforts, focusing personally on issues pertaining to Winstar Communications’ M&A transactions, joint ventures, private equity investments and corporate financings. Mr. Cavanaugh’s experience as a senior executive at public and private organizations make him well suited to serve as a director of Deer Valley.

3. Julius Bloomston, age 47, has been the President of Right Turn Promotions, LLC from 2009 to the present. Right Turn Promotions, LLC is a full service marketing company with strong B2B relationships with nationally recognized clients and suppliers. Mr. Bloomston was a co-owner of Shapes Marketing, a privately held catalog placement agency, from 2008 to 2009. Mr. Bloomston was the owner of Synergy Marketing, LLC, a key distributor in ad specialty and promotional marketing, from 2000 to 2008. He was the Director, New Store Operations, of Just for Feet from 1996 to 1999. Mr. Bloomston has a background in the hardware industry with associations to national companies throughout the United States. Mr. Bloomston holds a Bachelor of Science in Commerce and Business Administration, majoring in Marketing from the University of Alabama in 1989.

4. John Steven Lawler, age 46, has been the Chief Financial Officer, Executive Vice President and Director of Deer Valley Corporation and Chief Financial Officer and Director of Deer Valley Homebuilders, Inc. (“DVH”) since 2006. As part of the DVH’s founding group, since April 2004, Mr. Lawler, a certified public accountant, has served as Chief Financial Officer for DVH. From 2001 until 2004, he served as ERP and IT Project Manager for Cavalier Homes, Inc. From 1999 until 2001, Mr. Lawler worked as the ERP Team Leader for Financial Accounting for Cavalier Homes, Inc. Mr. Lawler holds a Bachelor of Science in Business Administration from the University of Alabama.

5. Damien J. Park, age 42, Managing Partner of Hedge Fund Solutions, LLC since 2004, President & CEO of Hibernian Partners, Inc. since 1998. Mr. Park received a MBA from Trinity College Dublin, Ireland in 1998 and a B.S. from Delaware Valley College in 1994.

6. Charles L. Murphree, Jr., age 53, has been a member of the Board of Directors of Deer Valley Corporation and of DVH since 2006, Vice President and General Manager of Deer Valley Homebuilders, Inc. As one of the founders of DVH, since April of 2004, Mr. Murphree has served as a Corporate Director, Sales Manager and Vice President of DVH. From 2003 until 2004, Mr. Murphree served as Plant Manager for Clayton Homes, Inc. From 2000 through 2003, Mr. Murphree worked as General Manager of the Energy and LifeStyle Divisions of Southern Energy Homes, Inc. Mr. Murphree graduated from the University of Alabama Huntsville with a Bachelor of Science in Business Administration.

7. Joel Stephen Logan, II, age 46, has been the Chief Operating Officer and Director of Deer Valley Corporation and President and Director of DVH since 2006. Mr. Logan is well-known throughout the factory-built home industry, having founded and operated two successful companies in the industry. Since leading the group which founded DVH in 2004, Mr. Logan has served as Chairman of the Board, and President of Deer Valley Homebuilders, Inc. In 1996, Mr. Logan led the group which founded a HUD Code housing company, Pinnacle Homes of Alabama. Mr. Logan served as President and General Manager of Pinnacle until the company was purchased in 1998. Following the buy-out, Pinnacle became a division of Patriot Homes of Indiana, and Mr. Logan continued as General Manager of the Pinnacle Division until 2003. Mr. Logan holds a degree in Business Administration from Mississippi State University.

A. FAMILY RELATIONSHIPS

There are no family relationships between any of our directors and officers.

B. INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of any class of our voting securities, or any associate of any such director, officer, affiliate, or security holder, is a party adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries in reference to pending litigation.

None of our directors or executive officers, or our proposed directors or executive officers, has been involved in any of the following events during the past ten (10) years:

1.	any petition under the Federal bankruptcy laws or any state insolvency law being filed by or against, or a receiver, fiscal agent or similar officer being appointed by a court for the business or property of, such person, or any partnership in which he was a general partner at or within two (2) years before the time of such filing, or any corporation or business association of which he was an executive officer at or within (2) two years before the time of such filing;

2.	any conviction in a criminal proceeding or being a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities: (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.	being the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than sixty (60) days the right of such person to engage in any activity described in paragraph (3)(i) above, or to be associated with persons engaged in any such activity;

5.	being found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated;

6.	being found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.	being the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any Federal or State securities or commodities law or regulation; (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.	being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

C. TRANSACTIONS WITH RELATED PERSONS

There are no transactions, during the last two fiscal years, and there are no proposed transactions to which the Company or its subsidiary was or is to become a party, the amount involved exceeds $120,000, in which Messrs. Brog, Cavanaugh, Bloomston, and Park, the anticipated new directors, or members of their immediate families had, or is to have, a direct or indirect material interest. Except for the SPA, there are no transactions, during the last two fiscal years, and there are no proposed transactions to which the Company or its subsidiary was or is to become a party, the amount involved exceeds $120,000, in which Peerless Systems Corporation, the anticipated new majority beneficial owner of more than eighty percent (80%) of any class of our stock, had or is to have, a direct or indirect material interest.

ITEM 6.	CORPORATE GOVERNANCE

A. DIRECTOR INDEPENDENCE

The Company’s stock is quoted on the Over The Counter Bulletin Board, which does not have director independence requirements. Under Item 407(a) of Regulation S-K, the Company has chosen to measure the independence of its directors under the definition of independence used by the Nasdaq listing standards. The Board after the Effective Date will be comprised of Messrs. Brog, Cavanaugh, Bloomston, Park, Lawler, Logan, and Murphree. Messrs. Brog, Lawler, Murphree and Logan are not independent under the Nasdaq listing standards and applicable SEC laws, rules and regulations. All other persons serving on the Board will be independent under the Nasdaq listing standards and applicable SEC laws, rules and regulations, and over the past nine (9) years the Board has never included a majority of independent directors.

B. BOARD COMMITTEES

The Company does not presently have standing audit, nominating and compensation committees of the Board, or committees performing similar functions. Nor does the Company have an audit committee financial expert. Due to the Company’s current level of revenue, number of shareholders, and participation of shareholders in management, the Board is of the view that it is appropriate for the Company not to have such committees and experts. However, the Board may form an audit committee, a compensation committee and/or a nominating committee in the future. Until these committees are established, these decisions will continue to be made by the Board.

C. COMPENSATION OF DIRECTORS

Messrs. Charles G. Masters, Joel Stephen Logan, II, Charles L. Murphree, Jr., John Steven Lawler, John N. Giordano, and Shadron Stasney were each paid $10,000 as compensation for the fiscal year ended December 28, 2013 with respect to services rendered by such persons as directors of the Company.

ITEM 7.	SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent (10%) of our equity securities, to file reports regarding ownership of, and transactions in, our securities with the Securities and Exchange Commission and to provide us with copies of those filings. Based solely on our review of the copies of such reports received by us for the fiscal year ended December 28, 2013, we have determined that our directors, executive officers, and greater-than-ten percent (10%) beneficial owners complied with all applicable Section 16 filing requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this schedule to be signed on its behalf by the undersigned hereunto duly authorized.

DEER VALLEY CORPORATION

By:	/s/ Charles G. Masters
Name:	Charles G. Masters
Title:	President and Chief Executive Officer
Dated:	September 19, 2014